GOLDEN GREEN ENTERPRISES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Contents	Page(s)

Consolidated Balance Sheets at September 30, 2009 (Unaudited) and December 31, 2008	1

Consolidated Statements of Income for the Three and Nine Months Ended September 30, 2009 and 2008 (Unaudited)	2

Consolidated Statement of Changes in Stockholders' Equity for the Nine Months Ended September 30, 2009 (Unaudited)	3

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2009 and 2008 (Unaudited)	4

Notes to the Consolidated Financial Statements (Unaudited)	5 to 22

GOLDEN GREEN ENTERPRISES LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	September 30, 2009	December 31, 2008
	(Unaudited)
Assets

Current assets
Cash	$44,423,833	$42,622,404
Restricted cash	41,266,864	24,712,349
Accounts receivable, net	6,201,824	10,304,724
Inventories	3,699,167	3,554,313
Prepaid expenses and other deposits	27,043,376	11,558,937
Other receivables	1,229,299	1,266,097

Total current assets	123,864,363	94,018,824

Non-current assets
Property, plant and equipment, net	22,378,621	19,941,521
Land use right, net	1,406,957	1,416,220

Total non-current assets	23,785,578	21,357,741

Total assets	$147,649,941	$115,376,565

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$2,533,461	$5,339,350
Notes payable	43,464,248	26,910,956
Term loans	34,059,446	30,677,903
Income tax payable	4,039,440	2,188,677
Customers deposits	6,214,104	17,484,708
Accrued liabilities and other payables	6,471,738	6,294,406
Dividend payable	-	9,601,549
Due to former minority shareholders	-	4,310,087

Total current liabilities	96,782,437	102,807,636

Non-current liabilities
Land use right payable, net	-	28,521

Total non-current liabilities	-	28,521

Total liabilities	96,782,437	102,836,157

Stockholders' equity

Common stock,
Common stock, 100,000,000 shares authorized with no par value;
35,095,723 and 30,000,000 shares outstanding as of
September 30, 2009 and December 31, 2008 respectively	300	300
Additional paid-in capital	27,411,330	6,930,944
Retained earnings	21,037,708	7,515,704
Subscription receivable	-	(4,310,087)
Accumulated other comprehensive income	2,418,166	2,403,547

Total stockholders' equity	50,867,504	12,540,408

Total liabilities and stockholders' equity	$147,649,941	$115,376,565

See notes to financial statements.

GOLDEN GREEN ENTERPRISES LIMITED
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(IN US DOLLARS)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Revenue	$59,252,619	$55,881,554	$161,661,247	$156,860,563

Cost of revenue	(41,101,974)	(41,223,269)	(112,875,056)	(112,999,500)

Gross Profit	18,150,645	14,658,285	48,786,191	43,861,063

Operating expenses:
General and administrative expenses	(1,820,762)	(890,469)	(3,475,554)	(2,373,961)
Selling and marketing expenses	(175,698)	(175,762)	(714,795)	(581,108)
Total operating expenses	(1,996,460)	(1,066,231)	(4,190,349)	(2,955,069)

Operating income	16,154,185	13,592,054	44,595,842	40,905,994

Other income and (expense):
Interest income	252,722	334,813	679,264	1,077,947
Interest expenses	(940,118)	(1,007,838)	(2,509,686)	(2,969,819)
Sundry income	63,482	888	215,932	84,910

Income before income taxes and non-controlling interest	15,530,271	12,919,917	42,981,352	39,099,032

Income tax expense	(4,037,233)	(3,244,752)	(10,934,348)	(9,667,525)

Net income before non- controlling interest	11,493,038	9,675,165	32,047,004	29,431,507

Net income attributable to non-controlling interest	-	(4,351,889)	-	(13,238,292)

Net income attributable to common stockholders	$11,493,038	$5,323,276	$32,047,004	$16,193,215

Earnings per share
- Basic	$0.35	$0.18	$0.99	$0.54

- Diluted	$0.29	$0.18	$0.82	$0.54

Weighted average common shares outstanding
- Basic	32,431,593	30,000,000	32,308,360	30,000,000

- Diluted	39,419,545	30,000,000	39,296,312	30,000,000

See notes to financial statements.

GOLDEN GREEN ENTERPRISES LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
(IN US DOLLARS)

	Common Stock, with no Par Value		Additional		Accumulated Other
	Number of		Paid-in	Subscription	Comprehensive	Retained	Total
	Shares	Amount	Capital	receivable	Income	Earnings	Equity

Balance, December 31, 2008	30,000,000	$300	$6,930,944	$(4,310,087)	$2,403,547	$7,515,704	$12,540,408

Net income	-	-	-	-	-	32,047,004	32,047,004
Foreign currency translation gain	-	-	-	-	14,619	-	14,619
Subscription receivable settlement	-	-	-	4,310,087	-	-	4,310,087
Issuance of shares in connection
with recapitalization	2,245,723	-	1,955,386	-	-	-	1,955,386
Issuance of shares in connection
with earn-out share agreement accounted for as a dividend	2,850,000		18,525,000			(18,525,000)	-

Balance, September 30, 2009	35,095,723	$300	$27,411,330	$-	$2,418,166	$21,037,708	$50,867,504

See notes to financial statements.

GOLDEN GREEN ENTERPRISES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN US DOLLARS)

	For The Nine Months Ended
	September 30,
	2009	2008
Cash flows from operating activities:

Net income	$32,047,004	$16,193,215

Adjustments to reconcile net income to net
cash provided by/(used in) operating activities:
Depreciation of property, plant and equipment	2,088,492	1,789,691
Amortization of land use right	23,055	22,595
Net income attributable to non-controlling interest	-	13,238,292

Changes in assets and liabilities:
Accounts receivable, net	4,102,900	(7,870,047)
Inventories	(144,854)	3,325,195
Prepaid expenses and other deposits	(15,484,439)	(21,583,694)
Other receivables	36,798	(596,534)
Accounts payable	(2,805,889)	7,487,323
Income tax payable	1,850,763	(1,466,924)
Customers deposit	(11,270,604)	10,183,220
Accrued liabilities and other payables	177,332	4,688,223

Net cash provided by operating activities	10,620,558	25,410,555

Cash flows from investing activities:
Capital expenditures for addition of property, plant and equipment	(4,546,531)	(2,663,788)
Changes in restricted cash	(16,554,515)	(7,874,332)
Proceeds from former owners	-	25,126,394

Net cash (used in)/provided by investing activities	(21,101,046)	14,588,274

Cash flows from financing activities:
Repayment of term loans	(19,617,739)	(21,037,242)
Proceeds from term loans	22,999,282	29,057,865
Proceeds from common stock issued	1,955,386	-
Proceeds from notes payable	16,553,292	11,036,497
Repayment of subscription receivable	4,310,087	-
Dividends paid	(9,601,549)	(42,181,331)
Land use right payable	(28,521)	(125,467)
Due to former minority shareholders	(4,310,087)	-
Due to former owners	-	6,458,401

Net cash provided by / (used in) financing activities	12,260,151	(16,791,277)

Net increase in cash	1,779,663	23,207,552

Effect on change of exchange rates	21,767	1,706,472

Cash as of January 1	42,622,404	218,351

Cash as of September 30	$44,423,834	$25,132,375

Supplemental disclosures of cash flow information:

Cash paid during the period for:
Interest paid	$2,509,686	$2,969,819
Income tax paid	$9,085,792	$11,284,502
Non-cash paid during the period for:
Dividend paid	$18,525,000	$-

See notes to financial statements.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

Golden Green Enterprises Limited (“the Company” or “Golden Green”) was established in the British Virgin Islands ("BVI") on March 11, 2008 as a limited liability Company, for the purpose of effectuating a reorganization and merger with Wealth Rainbow Development Limited (“Wealth Rainbow”) and Henan Green Complex Materials Co., Ltd (“Henan Green”) as discussed in Note 2.

Golden Green’s holdings are comprised of Wealth Rainbow, also a holding company and Henan Green, an operating company. Through its investment in these entities, Golden Green is involved with the processing and sales of specialty, high precision, ultra thin, high strength, cold-rolled steel products which are extensively used in the manufacturing industry throughout mainland China.  Henan Green conducts business directly with its customers in the People's Republic of China (PRC).

Wealth Rainbow was formed on March 1, 2007 by Lu Mingwang's family as the Company. On October 21, 2008, Wealth Rainbow acquired 100% of the outstanding shares of Henan Green pursuant to a stock transfer agreement. Subsequent to the stock transfer, Wealth Rainbow became the sole shareholder of Henan Green. The change of ownership was approved by the Chinese Government on October 21, 2008. The principal activity of Wealth Rainbow is to hold its interest in Henan Green.

The consolidated financial statements include the financial statements of Golden Green and its subsidiaries (together referred to as the "Group"). The Company owns 100% equity interests directly and indirectly, in two subsidiaries, namely Wealth Rainbow and Henan Green. The organization chart of the Group is as follows:

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	REORGANIZATION AND ACQUISITION OF NON-CONTROLLING INTEREST

On October 21, 2008, Wealth Rainbow acquired the non-controlling interest in Henan Green for $4,310,087 with the issuance of a promissory note to the minority stockholders. This amount represented the fair value of Henan Green as determined by and independent valuation which was performed during August 2008. On the effective acquisition date, October 21, 2008, the fair value of Henan Green exceeded the agreed purchase price by $785,917. Such amount has been recorded as a contribution of capital by Henan Green during 2008.

The net assets of Henan Green were recorded by Wealth Rainbow at historical cost to the extent of the common control group’s 55.02% ownership of Henan Green. The remaining 44.98% of Henan Green shares acquired were accounted for as a purchase (fair value) of the non-controlling interest.

The common control group comprised of three direct relatives of the Lu's family which held approximately 55.02% of the shares of Henan Green on the date it was acquired by Wealth Rainbow. Wealth Rainbow was wholly owned by another direct relative of the Lu's family. Under the common control reporting rules, the control group’s 55.02% interest of Henan Green that was acquired by Wealth Rainbow constitutes an exchange of equity interests between entities under the common control.

Subsequent to the Henan Green acquisition, Wealth Rainbow entered into a reorganization and capitalization agreement with the Company during November 2008 in which all of the shares of Wealth Rainbow were exchanged with shares of the Company. As a result of these transactions, Wealth Rainbow and Henan Green became wholly owned subsidiaries of the Company. These transactions have been accounted for as a reorganization under common control with the purchase of a minority interest. On September 9, 2009, the Company has fully settled the amount of $4,310,087 which was recorded as due to former minority shareholders.

Accordingly, based on the above transactions, the results of Henan Green’s operations have been included in the consolidated financial statements of the Company for the nine months ended September 30, 2009 and 2008.

During March 2009, the Company amended its memorandum of association by increasing its authorized number of ordinary shares from 50,000 with a $1 par value to 100,000,000 with no par value.  Simultaneously with the amendment, the Company effected a stock split by an additional 29,999,900 shares to the current shareholders.  Accordingly, immediately after the amendment and prior to the merger with China Opportunity Acquisition Corp. (“COAC”), the Company had 30,000,000 ordinary shares outstanding. On March 17, 2009, the Company consummated a merger with COAC.

In connection with the merger, the Company issued 2,245,723 shares of its ordinary shares in exchange for all the outstanding shares of COAC. The Company is deemed to be the surviving entity and registered its shares pursuant to a registration statement filed with the U.S. Securities and Exchange Commission.  Accordingly, after the merger, the former shareholders of COAC own approximately 6.5% of the Company’s ordinary shares.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information and with the rules and regulations of the Securities and Exchange Commission and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been included. These consolidated financial statements should be read in conjunction with the financial statements of the Group for the year ended December 31, 2008 and notes thereto contained in Form 20-F as  filed  with  the Securities  and  Exchange  Commission  on  July 15, 2009.  Interim  results  are  not necessarily  indicative  of  the results for the full year.

The consolidated financial statements include all accounts of the Company and its wholly-owned subsidiaries.  All material inter-company balances and transactions have been eliminated.

In June 2009, the FASB issued Accounting Standards Codification (“ASC”) 105 "Generally Accepted Accounting Principles".  ASC 105 establishes the FASB Accounting Standards Codification TM (Codification) as the single source of authoritative U.S. generally accepted accounting principles (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. ASC 105 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009, which corresponds to the Group’s second quarter of fiscal 2009. When effective, the Codification will supersede all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. Following ASC 105, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or  Emerging  Issues  Task  Force  Abstracts.  Instead, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates, which will serve only to: (a) update the Codification; (b) provide background information about the guidance; and (c) provide the bases for conclusions on the change(s) in the Codification. The adoption of ASC 105 will not have an impact on the Group's financial statements.

(b)	Foreign currency translation

Assets and liabilities of foreign operation are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the period. The period-end rates for September 30, 2009 and December 31, 2008 of Renminbi to one US dollar were 6.8263 and 6.8225 respectively; average rates for the nine months ended September 30, 2009 and 2008 were 6.8314 and 6.9703 respectively. The related translation adjustments are reflected in "Accumulated other comprehensive income" in the stockholder's equity section of the balance sheet. As of September 30, 2009 and December 31, 2008, the accumulated foreign currency translation gain was $2,418,166 and $2,403,547 respectively. Foreign currency gains and losses resulting from transactions are included in earnings.

(c)	Cash

Cash represents cash in banks and cash on hand.

The Group considers all highly liquid investments with original maturities of three months or less to be cash. The Group maintains bank accounts in the PRC.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(d)	Accounts receivable

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts sales returns and trade discounts.  The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable.  Management determines the allowance based on historical write-off experience, customer specific facts and economic conditions.  The Group has historically been able to collect all of its receivable balances, and accordingly, 2% allowance has been provided for doubtful accounts.

Outstanding account balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure to its customers.

(e)	Inventories

Inventories are stated at the lower of cost or market and consist primarily of flat rolled steel. Cost is determined using the weighted average cost method.  In the case of work in process and finished goods, such costs comprise of direct materials, direct labor and an appropriate proportion of overheads.

(f)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation.  Expenditures for major additions and betterments are capitalized.  Maintenance and repairs are charged to general and administrative expenses as incurred. Depreciation of property, plant and equipment is computed by the straight-line method over the assets estimated useful lives ranging from five to fifty years. Building improvements, if any, are amortized on a straight-line basis over the estimated useful life.

Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Construction in progress represents the costs of property, plant and equipment under construction or installation. Depreciation commences when the asset is placed in service. The accumulated costs are reclassified as property, plant and equipment when installation or construction is completed. Government subsidies received reduce the cost of construction.

The estimated useful lives of the assets are as follows:

Estimated Life
Land use right	50
Leasehold land improvement	46.5
Buildings	10 - 20
Machinery and equipment	5 - 20
Vehicles	5
Furniture fixtures and office equipment	5

Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(g)	Land use right

Land use right is recorded at cost less accumulated amortization. Under ASC 350, “Intangible, Goodwill and Other", land use right classified as definite lived intangible assets and are amortized over its useful life.  According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government.  Land use right is amortized using the straight-line method over the lease term of 50 years.

(h)	Impairment of long-lived assets

Long-lived assets, including property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

No impairment was recognized as at September 30, 2009 and 2008.

(i)	Fair value measurements

In August 2009, the FASB issued Accounting Standards Update “ASU” 2009-5 “Measuring Liabilities at Fair Value”. This ASU provides amendments to ASC 820-10 “Fair Value Measurements and Disclosures” to address concerns regarding the determination of the fair value of liabilities. Because liabilities are often not “traded”, due to restrictions placed on their transferability, there is typically a very limited amount of trades (if any) from which to draw market participant data. As such, many entities have had to determine the fair value of a liability through the use of a hypothetical transaction. This ASU clarifies the valuation techniques that must be used when the liability subject to the fair value determination is not traded as an asset in an active market. We do not expect the adoption of this ASU to have a material effect on our consolidated financial statements.

In April 2009, the FASB issued ASC 820-10-65-4 (formerly FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). This standard emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. This standard provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. This standard is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The adoption of this standard did not have a material effect on our consolidated financial statements.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(j)	Revenue recognition

The Group generates revenue primarily from sales of steel mill flat-rolled products.

Revenue is recognized when products have been delivered to the buyer and title and risk of ownership has passed to the buyer, the sales price is fixed and determinable and collectability is reasonably assured.

In the PRC, value added tax (“VAT”) of 17% on the invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

(k)	Income taxes

The Group accounts for income taxes under ASC 740 "Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

The Group adopted ASC 740, "Income Taxes", which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

(l)	Comprehensive income

The Group has adopted ASC 220 "Comprehensive Income".  This statement establishes rules for the reporting of comprehensive income and its components.  Comprehensive income consists of net income and foreign currency translation adjustments.

Comprehensive income consists of the following for the nine months period ending September 30,:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008

Net income	$11,493,038	$5,323,276	$32,047,004	$16,193,215
Other comprehensive income
- Foreign currency translation
adjustments	36,730	154,723	14,619	997,768
	$11,529,768	$5,477,999	$32,061,623	$17,190,983

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(m)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, product liability. The Group records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. As management has not become aware of any product liability claims arising from any incident over the year, the Group has not recognized a liability for product liability claims.

(n)	Earnings per share

Basic earnings per share is computed on the basis of the weighted-average number of shares of our common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted-average number of shares of our common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury method. Dilutive potential common shares include 16,066,667 warrants and a Unit Purchase Option, which consists of 600,000 units (each unit consisting 1 share and 2 warrants).

The following table sets forth the computation of basic and diluted net income per common share:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008

Net income attributable to common stock	$11,493,038	$5,323,276	$32,047,004	$16,193,215

Weighted average outstanding
shares of common stock	32,431,593	30,000,000	32,308,360	30,000,000
Dilutive effect of Warrants	6,387,952	-	6,387,952	-
Dilutive effect of Unit Purchase
Option	600,000	-	600,000	-

Diluted weighted average
outstanding shares	39,419,545	30,000,000	39,296,312	30,000,000

Earnings per common stock:
Basic	$0.35	$0.18	$0.99	$0.54
Diluted	$0.29	$0.18	$0.82	$0.54

(o)	Segment information

ASC 280 "Segment reporting" establishes standards for reporting information on operating segments in interim and annual financial statements.  The Group has only one segment, all of the Group's operations and customers are in the PRC and all income are derived from the sales of steel mill flat-rolled products. Accordingly, no geographic information is presented.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(p)	Recently issued accounting standards

We describe below recent pronouncements that have had or may have a significant effect on our financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

The December 2007, the FASB issued revised authoritative guidance for business combinations, which establishes principles and requirements for how the acquirer in a business combination: i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, an any noncontrolling interest in the acquiree, ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This guidance is set forth in ASC 805. This accounting standard is effective for fiscal years beginning after December 15, 2008. The adoption of ASC 805 did not have a material impact on our consolidated financial position, results of operations or cash flows as of the date of adoption. ASC 805 will be applied to any future business combinations.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

(q)	Subsequent events

The Group adopted ASC 855 “Subsequent Events”. This standard establishes general standards of accounting for and the disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Adoption of this standard did not result in significant changes in the subsequent events that we are required to recognize or disclosure in our financial statements.

The Group accounts for and disclose events that occur after the balance sheet but before financial statements are issued or are available to be issued.  We evaluated subsequent events through November 20, 2009, the date these financial statements were filed with the SEC.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

4.	CASH

Cash represents cash in bank and cash on hand. Cash as of September 30, 2009 and December 31, 2008 consists of the following:

	September 30, 2009	December 31, 2008

Bank balances and cash	$85,690,697	$67,334,753
Less: Restricted cash	(41,266,864)	(24,712,349)
	$44,423,833	$42,622,404

Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

As at September 30, 2009 and December 31, 2008, the Group’s cash accounting to $41,266,864 and $24,713,349, respectively, were restricted and deposited in certain banks as guarantee deposits for the benefit of issuance of notes payable granted by the banks.

The restricted cash guaranteed $43,464,248 and $26,910,956 of notes payable as of September 30, 2009 and December 31, 2008 respectively. It can only be released at the expiration date of corresponding notes payable.

5.	ACCOUNTS RECEIVABLE

The Group performs ongoing credit evaluations of its customers' financial conditions. The Group generally encourages its customers to use its products and settle the outstanding balance within credit terms. As of September 30, 2009 and December 31, 2008, the provision on accumulated allowance for doubtful accounts was $31,450 and $126,790 respectively.

6.	INVENTORIES

Inventories as of September 30, 2009 and December 31, 2008 consist of the following:

	September 30, 2009	December 31, 2008

Raw materials	$1,136,126	$936,280
Work-in-process	1,174,819	1,378,067
Finished goods	1,388,222	1,239,966
	$3,699,167	$3,554,313

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

7.	PREPAID EXPENSES AND OTHER DEPOSITS

Prepaid expenses and other deposits as of September 30, 2009 and December 31, 2008 consist of the following:

	September 30, 2009	December 31, 2008

Prepaid purchases	$16,531,275	$10,896,840
Prepaid machinery deposit	10,463,701	637,882
Prepaid general expenses	48,400	24,215
	$27,043,376	$11,558,937

Prepaid purchases represent amounts prepaid for the purchases of raw materials and accessories to suppliers. Prepaid machinery deposit represents part of cost of machinery prepaid before delivery.

8.	OTHER RECEIVABLES

Other receivables as of September 30, 2009 and December 31, 2008 consist of the following:

	September 30, 2009	December 31, 2008

Advances to staff	$258,105	$381,224
Others	971,194	884,873
	$1,229,299	$1,266,097

Other receivables represent advances to staff and petty cash to department staff for daily expenditures. These amounts are interest free and with no fixed repayment terms.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of September 30, 2009 and December 31, 2008 consist of the following:

	September 30, 2009	December 31, 2008

Buildings	$4,997,436	$5,000,219
Leasehold land improvement	20,172	20,183
Plant machinery and equipment	23,220,846	22,769,678
Vehicles	1,986,004	1,615,780
Office equipment	147,190	139,189
Construction in progress	4,932,931	1,233,938
	35,304,579	30,778,987
Less: Accumulated depreciation	(12,925,958)	(10,837,466)
	$22,378,621	$19,941,521

Depreciation charged to earnings for the nine months ended September 30, 2009 and 2008 were $2,088,492 and $1,798,691 respectively.

Construction in progress consists of the construction of a research and development center ("R&D center") and buildings of staff accommodation on 300 acres land. The total construction in progress as at September 30, 2009 was $4,932,931 and at December 31, 2008 was $1,233,938. $1,920,583 reported as construction in progress as of September 30, 2009, was the cost incurred of R&D center during the period from July 2008 to September 2009. The R&D center is estimated to be completed in 2009 with total estimated cost of $2,197,384.

Buildings of staff accommodation consist of the constructions of drainage system and related facilities, site pavement and building of stores and building management center. $494,807 reported as construction in progress as of September 30, 2009, was the cost incurred during the period from July 2008 to September 2009.  These buildings of staff accommodation are estimated to be completed in 2009 with total estimated cost of $878,953.

$2,517,541 reported as construction in progress as of September 30, 2009, was the cost incurred to install a production line during the period from July 2008 to September 2009. The installation of production line is estimated to be completed in 2009 with total estimated cost of $3,076,337.

No depreciation has been provided for construction in progress.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

10.	LAND USE RIGHT

Land use right as of September 30, 2009 and December 31, 2008 consist of the following:

	September 30, 2009	December 31, 2008

Land use right, net	$1,406,957	$1,416,220

Land use right represents prepaid lease payments to the local government for land use right held for a period of 50 years from July 9, 2004 to June 30, 2054 in Zhengzhou, People's Republic of China. Land use right payable as at September 30, 2009 and December 31, 2008 were zero and $28,521 respectively.

Land use right is amortized using the straight-line method over the lease term of 50 years.  The amortization expense for the nine months ended September 30, 2009 and 2008 were $23,055 and $22,595 respectively.

11.	NOTES PAYABLE

Notes payable as of September 30, 2009 and December 31, 2008 consist of the following:

	September 30, 2009	December 31, 2008

Classified by financial institutions:
China Citic Bank	$7,471,104	$5,862,953
Commercial Bank of Zhengzhou	9,448,750	2,711,616
Minsheng Bank of China Branch in Zhengzhou	5,566,705	-
Guangdong Development Bank	2,343,876	6,903,628
Shanghai Pudong Development Bank	11,206,657	10,260,169
China Merchants Bank	4,424,066	1,172,590
Bank of Communications Branch in Zhengzhou	3,003,090	-
	$43,464,248	$26,910,956

Additional information:
Maximum balance outstanding during the period/year	$48,650,074	$44,902,894
Finance cost	$801,631	$1,333,746
Finance charge per contract (basis points)	5 pt	5 pt
Weighted average interest rate	1.85%	2.03%

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

11.	NOTES PAYABLE (…/Cont’d)

All the above notes payable are secured by either 50% or 100% corresponding restricted cash.  As at September 30, 2009 and December 31, 2008, the Group's cash of $41,266,864 and $24,712,349 respectively, were restricted for such purpose. All the notes payable have terms of six months. Commercial Bank of Zhenzhou had imposed covenant on the Company’s subsidiary, Henan Green, that not more than 10% of the net profit could be distributed as dividend. Shanghai Pudong Development Bank imposed covenant on the Company’s subsidiary, Henan Green, that any transaction which is over 10% of Henan Green’s net assets.  They must notify the banks. For facilities obtained from both banks, 100% of corresponding restricted cash had been pledged.  The Company was not in compliance with its financial covenants at the balance sheet date and it subsequently received waivers from the two banks.

12.	TERM LOANS

In order to provide working capital for operations, the Group entered into the following short term loan agreements as of September 30, 2009 and December 31, 2008:

	September 30, 2009	December 31, 2008

Classified by financial institutions:
China Citic Bank	$3,662,307	$3,664,345
China Development Bank	4,394,767	4,397,216
China Merchants Bank	4,394,767	4,397,216
Commercial Bank of Zhengzhou	7,324,612	7,328,691
Guangdong Development Bank	2,929,845	2,198,607
Minsheng Bank of China Branch in Zhengzhou	2,783,353	1,465,739
Shanghai Pudong Development Bank	5,713,197	5,862,953
Zhengzhou City Rural Credit Cooperative	1,391,676	806,156
Zhengzhou City Urban Credit Cooperative	-	556,980
Bank of Communications Branch in Zhengzhou	1,464,922	-
	$34,059,446	$30,677,903
Additional information:
Maximum balance outstanding during the period/year	$34,498,923	$31,117,626
Interest paid during the period/year	$1,708,055	$2,430,590
Range of interest rate (basis points)	53.10 - 90.0pt	48.67 - 96.5pt
Weighted average interest rate	3.32%	4.04%

All of the above terms loans are fixed term loans with a period of 12 months or less.  Commercial Bank of Zhenzhou had imposed covenant on the Company’s subsidiary, Henan Green, that not more than 10% of the net profit could be distributed as dividend. Shanghai Pudong Development Bank imposed covenant on the Company’s subsidiary, Henan Green, that any transaction which is over 10% of Henan Green’s net assets must notify the Bank.  For those loan facilities obtained from banks, all these terms loans are either guaranteed and secured by Henan Green's fixed assets, including its machinery and land use right, or guaranteed and secured by a related party, Zhengzhou No.2 Iron and Steel Company Limited's land and plant properties, or guaranteed by Henan Green’s former owners or other third parties.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

13.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of September 30, 2009 and December 31, 2008 consist of the following:

	September 30, 2009	December 31, 2008

Accrued expenses	$1,885,876	$1,142,668
Other payables	3,227,721	4,278,620
Other tax payables	1,358,141	873,118
	$6,471,738	$6,294,406

Other tax payables represent payables other than income tax which consist of value added tax and city maintenance and construction tax.

14.	STOCKHOLDERS’ EQUITY

(a)	Capital

The Company was established in the British Virgin Islands ("BVI") on March 11, 2008 as a limited liability company. Authorized common stock of the Company included 50,000 ordinary shares with a $1.00 par value. Prior to the stock split described below, the Company had 100 shares outstanding. During March 2009, the Company amended its memorandum of association by issuing an additional 29,999,900 increasing the authorized shares to 100,000,000 with no par value and effecting a stock split of 29,999,900 shares thereby increasing the total outstanding shares immediately prior to the merger to 30,000,000.

In connection with the merger of COAC, on March 17, 2009, the Company issued 2,245,723 ordinary shares.

In connection with the merger between the Company and COAC, whereby the Company was the surviving entity, up to 17,866,667 ordinary shares of the Company has been reserved for issuance upon exercise of the warrants to subscribe for ordinary shares of the Company at $5.00 per share.  Also, there is one unit purchase option to purchase 600,000 units, each at $6.60 consisting of one share of common stock and two warrants.

The Company and the Original Shareholders, including Oasis Green Investment Limited, Plumpton Group Limited and Honest Joy Limited entered into an agreement dated September 15, 2009, pursuant to which, the Company agreed to issue to the Original Shareholders an aggregate of 2,850,000 ordinary shares within ten days of entering into the agreement. The 2,850,000 shares are to be divided among the Original Shareholders in the same proportion to the amounts of the Earn-Out Shares that they would have received under the terms of the Earn-Out in the Merger Agreement. In consideration of the issuance of the ordinary shares, the Company and the Original Shareholders agreed to a mutual release of all claims relating to the merger, the redemptions, and the Earn-Out Shares.  The issuance of such Earn-out shares was recorded as a dividend since the merger was deemed to be a recapitalization.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

14.	STOCKHOLDERS’ EQUITY (…/Cont’d)

(b)	Retained Earnings

Retained earnings as of September 30, 2009 and December 31, 2008 consist of the following

	September 30, 2009	December 31, 2008

Retained earnings	$19,454,806	$5,932,802
Statutory surplus reserves	1,582,902	1,582,902
	$21,037,708	$7,515,704

In accordance with PRC Company Law, the Group is required to allocate at least 10% profit to the statutory surplus reserve.  Appropriation to the statutory surplus reserve by the Group is based on profit arrived under PRC accounting standards for business enterprises for each year.

The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory surplus reserve.  Appropriation to the statutory surplus reserve must be made before distribution of dividends to shareholders.  The appropriation is required until the statutory surplus reserve reaches 50% of the stockholder's equity.  This statutory surplus reserve is not distributable in the form of cash dividends.

As the statutory surplus reserve has reached 50% of the stockholder's equity in 2005, the Group ceased to allocate.

15.	INCOME TAXES

All of the Company's income is generated in the PRC.

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008

Current income tax expense	$4,037,233	$3,244,752	$10,934,348	$9,667,525

The Group's income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof. The standard tax rate applicable to the Group changed from 33% to 25%, effective on January 1, 2008.

A reconciliation of the expected income tax expense to the actual income tax expense for the nine months ended September 30, 2009 and 2008 are as follows:

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

15.	INCOME TAXES (…/Cont’d)

A reconciliation of the expected income tax expense to the actual income tax expense for the nine months ended September 30, 2009 and 2008 are as follows:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008

Income before tax	$15,530,271	$12,919,917	$42,981,352	$39,099,032

Expected PRC income tax expense	3,882,567	3,229,979	10,745,337	9,774,757
at statutory tax rate of 25%
Effect on exchange rate	154,666	14,773	189,011	(107,232)
Actual income tax expense	$4,037,233	$3,244,752	$10,934,348	$9,667,525

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group to substantial PRC taxes in future.

No deferred tax liability has been provided as the amount involved is immaterial.

16.	SUNDRY INCOME

Sundry income for the nine months ended September 30, 2009 and 2008 consist of the following:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008

Local government subsidies	$-	$-	$87,830	$-
Others	63,482	888	128,102	84,190
	$63,482	$888	$215,932	$84,190

During the nine months ended September 30, 2009, the Group received special one time subsidies from local government of Zhengzhou, China amounting to $87,830 for its advance technology in manufacturing precision steel mill flat-rolled products. The subsidy is not a continuing nature, it depends on the local government's policy announced within a valid period.

17.	RELATED PARTY TRANSACTIONS

In 2004, the Company’s subsidiary, Henan Green, entered into a rental agreement for land use right with Zhengzhou No.2 Iron and Steel Company Limited, the former owner of Henan Green, from January 1, 2005 to December 31, 2027. Rental paid to Zhengzhou No.2 Iron and Steel Company Limited for the nine months ended September 30, 2009 and 2008 was $6,686 and $6,553 respectively.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

18.	SIGNIFICANT CONCENTRATIONS

Five customers with sales amount each over 3% accounted for 25.89% of net sales for the nine months period ended September 30, 2009. Two major customers among these five customers for the nine months period ended September 30, 2009 were different from the same period of 2008.

19.	FOREIGN OPERATIONS

Operations

All of the Group’s operations are carried out and all of its assets are located in the PRC. Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC. The Group’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency fluctuation and remittances and methods of taxation, among other things.

Dividends and reserves

Under laws of the PRC, net income after taxation can only be distributed as dividends after appropriation has been made for the following: (i) cumulative prior years' losses, if any; (ii) allocations to the "Statutory Surplus Reserve" of at least 10% of net income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the equity of the Company’s subsidiary, Henan Green; (iii) allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to Henan Green's "Statutory Common Welfare Fund", which is established for the purpose of providing employee facilities and other collective benefits to employees in China; and (iv) allocations to any discretionary surplus reserve, if approved by equity stockholders.

20.	OPERATING LEASE COMMITMENTS

Rental expense for obligations under operating leases was $21,324 (RMB 145,675) and $18,250 (RMB 130,450) for the nine months ended September 30, 2009 and for the nine months ended September 30, 2008 respectively. The total future minimum lease payments under non-cancellable operating leases with respect to premises as of September 30, 2009 are payable as follows:

September 30,	Leasehold	Reservoir rental	Total
2010	$11,821	$10,987	$22,808
2011	10,550	14,649	25,199
2012	11,604	14,649	26,253
2013	12,765	14,649	27,414
2014	14,041	14,649	28,690
Over five years	391,168	62,259	453,427
	$451,949	$131,842	$583,791

Land use right is granted by Zhengzhou No.2 Iron and Steel Company Limited, who sub-lets a part of its land with 27,066 m2 to Henan Green for use. The rental period is from January 1, 2005 to December 31, 2027. Annual rental paid for the land use right is $8,781 (RMB 60,900) for the period of January 1, 2005 to December 31, 2009. The rental payment will increase by 10% annually from 2010 onwards. Such related party commitments are included in the above table.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

21.	SUBSEQUENT EVENTS

a.	Public equity offering

On November 9, 2009, the Company entered into an agreement to sell in a public offering 4,800,000 ordinary shares at $5.00 per share, for approximately $21.6 million in net proceeds, after deducting the underwriting discount, commissions, and expenses. The Company intends to use the net proceeds from the offering to construct and expand its manufacturing facilities and production lines, maintain existing machinery and purchase additional manufacturing equipment for its new production lines, fund research and development efforts for new and existing products, and for working capital and other general corporate purposes.

The offering closed on November 16, 2009. Concurrent with the public equity offering, the Company’s ordinary shares, warrants, and units began trading on the NASDAQ Global Market on November 10, 2009 under the symbols "CHOP", "CHOPW", and "CHOPU", respectively.